Exhibit 99.3

Deloitte

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street 4 Bentail Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada
Tel: 604-640-3212
Fax: 604-899-8169
www.deloitte.ca

January 16. 2008

The British Columbia and Alberta Securities Commissions

c/o Mr. Chris Thompson
Chief Financial Officer

Western Wind Energy Corp.
1328 - 885 West Georgia St.
Vancouver, RC V6C' 3G1

To the British Columbia and Alberta Securities Regulatory Authorities

Subject: Change of Auditors - Western Wind Energy Corp.

We have received a copy of a Change of Auditors Notice dated January 15, 2008 for Western Wind Energy Corp. (the Company). As requested by management. per terms of National Instrument 51-102 Part 4.11 (6). we hereby confirm that.

1. We have reviewed the Company's change of auditor notice, and

2. The contents of that letter are consistent with our knowledge of the matters described therein.

Management has been requested to provide us with a copy of the letter that they will be obtain from the predecessor auditors; about matters related to the Company's change of auditor.

Sincerely.

Dan Rollins. CA
Partner

Deloitte & Touche LLP

cc: Chris Thompson

Member of

Deloitte Touche Tohmatsu